[redacted]

14049643

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 18 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CIG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Town Center, Suite 2500
(No. and Street)

Southfield	Michigan	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ooms — 248-351-9202
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, Osman R. Minkara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIG Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Heather Lea Weintraub

Notary Public

HEATHER LEA WEINTRAUB
Notary Public, State of Michigan
County of Oakland
My Commission Expires 05-18-2019
Acting in the County of Oakland

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIG Securities, Inc.

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

BDO

CIG Securities, Inc.

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

CIG Securities, Inc.

Contents

Facing Page to Form X-17A-5	2A
Affirmation of Officer	2B
Independent Auditor's Report	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-8

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

Board of Directors
CIG Securities, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of CIG Securities, Inc. (the "Company"), as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the r1sks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CIG Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

March 13, 2014

CIG Securities, Inc.

Statement of Financial Condition

December 31, 2013	
Assets	
Cash and cash equivalents	$ 36,545
Accounts receivable	96,465
Receivable from related party	268,056
Prepaid expenses and other	24,626
Deposits with clearing organization	73,692
Total Assets	$499,384
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 33,720
Commissions payable	46,850
Total Liabilities	80,570
Commitments (Notes 3, 5 and 7)	
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	198,426
Retained earnings	220,288
Total Stockholder's Equity	418,814
Total Liabilities and Stockholder's Equity	$499,384

See accompanying notes to statement of financial condition.

1. Nature of Operations

CIG Securities, Inc. (the "Company"), a subchapter S-corporation, is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Michigan corporation that is a fully owned subsidiary of CIG Corporation (the "Parent"). The Company clears transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The accounts receivable are stated at the amount management expects to collect. Management closely monitors outstanding balances and writes off or reduces accounts receivable balances when determined necessary, as of year-end.

Fair Value of Financial Instruments

The carrying values of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate fair value because of the short maturity of those instruments.

Fair Value Measurement

Fair value refers to the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants in the market in which the reporting entity transacts such sales or transfers based on the assumptions market participants would use when pricing an asset or liability. Assumptions are developed based on prioritizing information within a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data.

For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those financial instruments for which there is an active market. In cases where the market for a financial asset or liability is not active, the Company includes appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when developing fair value measurements. Fair value measurements for assets and liabilities for which limited or no observable market data exists are accordingly based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the assets or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sales or immediate settlement of the asset or liability. Additionally, there may be inherent uncertainties in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values. For a further discussion of fair value measurement, refer to Note 4.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter-S of the Internal Revenue Code, and the Parent company has elected to treat the Company as a qualified Subchapter-S Subsidiary. Accordingly, the Company's net income is included in the Parent's income tax return. The Company believes that it does not have any uncertain tax positions that result in a material impact on the Company's financial position or operations. The Company is no longer subject to examination by tax authorities for Federal and state income taxes for periods before 2010.

3. Deposits With Clearing Organization

Deposits with clearing organization at December 31, 2013 consist of the following:

Money market	$73,692

The Company clears customer transactions through COR Clearing, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2013, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. Fair Value Measurement

Financial Accounting Standards Board Financial Accounting Standards Codification ("ASC") 820, "Fair Value Measurement," establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. ASC 820 requires that assets and liabilities be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgement considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy.

ASC 820 defines fair value based on the following levels:

Level 1 - Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the reporting date.

Level 2 - Consists of inputs other than quoted prices included within Level 1 that are directly observable for the assets or liabilities or indirectly observable through corroboration with observable market data.

Level 3 - Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to costs benefit constraints.

The following is a description of the valuation methodologies used for assets measured at fair value. The asset description includes an indication of the level of the fair value hierarchy in which the assets are classified.

Limited Partnerships

Investments in limited partnerships, with no readily determinable fair value, are stated at estimated fair value based on audited financial statements and other information received from the partnerships. However, the recorded value could differ from the value that would have been used had a readily available market existed for such investments.

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2013:

Balance - beginning of the year	$ 40,932
Total realized gain	1,743
Sales	(42,675)
Balance - end of the year	$ -

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), or

$5,000, whichever is greater. As of December 31, 2013, the Company had net capital of $126,132, which exceeded the requirements by $120,761. The Company's net capital ratio was 63.9%.

6. Related Party Transactions

The Company has a service agreement with the Parent. The Parent provides all administrative office services, and the Company agrees to pay for these office services on a monthly basis.

Receivable from Parent amounts to $246,948 and represents funds owed to the Company for commission revenues received by the Parent for the Company, the sale of the Company's Level 3 asset and cash transferred to the Parent.

Receivable due from CIG Asset Management, a related entity through common ownership, in the amount of $21,108, represents costs paid by the Company for a shared cost associated with a litigation matter.

7. Commitments and Contingencies

The Company may be subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of the claims and litigation, if any, will not have a material adverse effect on the Company's financial position.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The Company's policy is to monitor its market exposure and counterparty risk.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2013 through March 13, 2014, which is the date that the statement of financial condition was issued, for possible recognition or disclosure in the financial statement. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.